Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Lorus Therapeutics Announces Rights Offering to Shareholders

     TORONTO, June 13 /CNW/ - Lorus Therapeutics Inc. (TSX: LOR, AMEX: LRP)
("Lorus" or the "Corporation"), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that it has filed a preliminary short form prospectus in each of the provinces of Canada in connection with a distribution to its shareholders of rights exercisable for units of the
Corporation (the "Rights Offering").
     Under the Rights Offering, holders of common shares of the Corporation as of the record date (to be established) will receive one right for each common share held as of the record date. Each four (4) rights will entitle the holder thereof to purchase a unit of the Corporation ("Unit"). Each Unit consists of one common share of the Corporation and a one-half warrant to purchase additional common shares of the corporation at a later date. The record date, expiry date, the subscription price (the "Basic Subscription Privilege") and warrant expiry date will be determined prior to the filing of a final short-form prospectus. The Corporation will make a further announcement with respect to these matters at the time of filing of the final prospectus.
     Holders of rights who fully exercise their rights under the Basic
Subscription Privilege will be entitled to subscribe pro rata for additional
Units, if available, that were not subscribed for initially on or before the expiry date.
     If all of the rights are exercised, the Corporation will issue an aggregate of 54.2 million common shares and an additional 27.1 million common shares if all warrants are exercised. The Corporation expects to use the net proceeds from the offering to fund research and development activities and for general working capital purposes.
     The Corporation believes that certain insiders of the Corporation may exercise their Rights issued under this Offering.
     The Rights Offering and the issuance of securities are subject to regulatory approval, including that of the Toronto Stock Exchange.

     Information for United States Shareholders

     This news release does not constitute an offer to sell or the solicitation of an offer to buy and of these securities in the United States.
Securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, and applicable state securities laws, or an available exemption from such registration requirements.

     Forward Looking Statements

     This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as
"continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: the amount of capital raised by the
Right Offering; our ability to receive all approvals necessary to complete the
Rights Offering; the filing of final short form prospectus in respect of the
Rights Offering; determination of the terms of the Rights Offering, including proposed dilution; use of proceeds of the Rights Offering; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners;
our ability to attract and retain key personnel; changing market conditions;
and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange
Commission.
     Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and
Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.
     Lorus Therapeutics Inc.'s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com. For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old
Lorus).

     %SEDAR: 00025614EF          %CIK: 0000882361

     /For further information: Lorus Therapeutics Inc., Elizabeth Williams,
Director of Finance, (416) 798-1200 ext. 372, ir(at)lorusthera.com/
     (LOR. LRP)

CO:  Lorus Therapeutics Inc.

CNW 16:33e 13-JUN-08